Sweater Cashmere Fund

(the “Fund”)

Supplement dated April 24, 2023 to the Fund’s

Prospectus and Statement of Additional Information dated August 15, 2022

The subsection Portfolio Managers in the Fund Management section of the Fund’s Prospectus, and the sub-section Portfolio Management in the Management of the Fund section of the Fund’s Statement of Additional Information, are each supplemented to reflect that Jesse Randall is the Fund’s sole portfolio manager.

Additional information regarding Mr. Randall, including his business experience during the last five years, is set forth in the Prospectus. The Statement of Additional Information provides information about Mr. Randall, Mr. Randall’s compensation, other accounts managed by Mr. Randall, and Mr. Randall’s ownership of Fund shares.